BASIS OF PRESENTATION

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2005. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 7, 2006.

All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

Ballard is recognized as a leader in the design, development and manufacture of proton exchange membrane (“PEM”) fuel cells.  Our mission is to make fuel cells a commercial reality.

We operate in three market segments:

1.	Power Generation: PEM fuel cell products for residential cogeneration, materials handling, back-up power markets and power electronics;

2.	Automotive: PEM fuel cell products and electric drive systems for fuel cell vehicles; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, we have sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facilities in Germany (Nabern).  We also operate a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Japan (Tokyo) that develops, manufactures and sells fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

We build value for our shareholders by developing industry-leading fuel cell technology and leveraging that technology to meet the needs of near- and long-term markets, both automotive and non-automotive.

Our excellence in PEM fuel cell design, development and manufacturing attracts leading companies as partners and customers who choose our technology to produce fuel cell-powered products.

Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets.  To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

Our Integrated Management System is third-party registered to the following standards:  ISO 9001:2000 (Quality); ISO 14001:2004 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive).

In 2005, we repositioned the company to more effectively grow shareholder value.  Key to this repositioning were five strategic initiatives:

1.

We sharpened our focus on our core competency fuel cell design, development and manufacture.  The sale of our German fuel cell support systems subsidiary, Ballard Power Systems AG (“BPSAG”) was key to this.  We also exited costly systems integration work in the backup power space.

2.

We strengthened our key partnerships, securing up to $62 million in future development funding.  We renewed our Automotive Alliance Agreement (“the Alliance”) with DaimlerChrysler (“DaimlerChrysler”) and Ford Motor Company (“Ford”).  We also restructured our joint venture with EBARA Corporation (“EBARA”) in Japan.  The details of both transactions follow in our discussion of Significant Developments.

3.	We advanced our commercial strategy to partner with lead customers. This approach lessens our product development costs and reduces our market entry risks.

4.

We established improved transparency in technology reporting by publishing a five-year Technology “road map.”  This road map is one of the metrics by which our technology leadership will be measured, year over year, as we progress toward our goal of demonstrating commercially viable automotive fuel cell technology by 2010.

5.

We strengthened our financial position, reducing our annual operating cash consumption (see Non-GAAP Measures).  Our 2006 expected operating cash consumption is $50 to $65 million, compared to $83 million in 2005.  In addition, as part of divesting BPSAG, we received $29 million in cash proceeds and reduced our issued and committed share capital by 15%.

POWER GENERATION

We are focused on power generation in the following markets: residential fuel cell cogeneration and materials handling.

Residential Fuel Cell Cogeneration:

Residential fuel cell cogeneration provides on-site hydrogen production using the existing fuel structure (natural gas or kerosene) and then efficiently converts this hydrogen into electricity and heat.  Our system provides the first kilowatt of electricity and all of the hot water needs for the home.  We believe there are several factors that make Japan an ideal market for this technology:

•	High cost of electricity

•	Growing demand for energy – electrical grid is overburdened

•	Government commitment to reducing emissions

•	Strategic, committed, multi-year government support – the Japanese government provided $25 million in subsidies for 2005 product introduction

Our joint venture partner, EBARA, is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

EBARA BALLARD is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize a 1kW residential cogeneration fuel cell generator designed to provide domestic hot water and base-load electric power for the Japanese residential market.  EBARA BALLARD’s product was installed at the official residence of the Prime Minister of Japan, and the Japanese government rated the EBARA BALLARD product first in its 2005 product performance rankings.

Emerging Markets – Materials Handling:

We are leveraging our proven automotive fuel cell technology into product development opportunities in emerging markets for fuel cells such as materials handling and back-up power applications.

In August and September we announced two supply agreements to deliver approximately 140 Mark 9 SSL™ fuel cells to our lead customers in the materials handling market, Cellex Power and General Hydrogen.

AUTOMOTIVE

We have core competencies in automotive PEM fuel cell design and development, as well as the design and development of electric drives for fuel cell vehicles.  Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else.  Cars, buses and vans powered by Ballard® fuel cell engines accumulated more than two million kilometers of on-road experience during 2004 and 2005.  The data accumulated from these trials is very valuable in the development of our next generation fuel cell technology.

We have an Alliance with DaimlerChrysler and Ford for the development and commercialization of PEM fuel cells and fuel cell electric drive systems.

Under the Alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells and in the case of Ford, electric drive systems for fuel cell vehicles.  Again, subject to certain exceptions, DaimlerChrysler and Ford must purchase fuel cells from us and Ford must also purchase electric drive systems for fuel cells from us.  We can sell fuel cells, and electric drive systems for any application, including vehicles, to customers other than DaimlerChrysler and Ford.

It is our aim to set the industry standard for automotive PEM fuel cell technology.  We believe that by doing so, we will become the fuel cell partner of choice for automakers   as they commercialize their fuel cell vehicles.

In 2005, we continued to make progress in our automotive business.

In February, California’s Santa Clara Valley Transit Authority commissioned three Gillig-built, Ballard-powered fuel cell buses.  The buses are operating in regular revenue service.

In March, Ford delivered five Ballard-powered Ford Focuses to the Government of Canada for the Vancouver Fuel Cell Vehicle Program, a five-year joint initiative between Fuel Cells Canada, Ford, the Government of Canada and the Government of British Columbia.  The program will test and demonstrate these fuel cell vehicles in real-world conditions, and is the first fleet demonstration of fuel cell vehicles in Canada.

In October, the fleet of 33 Ballard-powered Mercedes-Benz Citaro fuel cell buses operating in Europe, Iceland and Australia surpassed one million kilometers of service.

In November, three Ballard-powered Mercedes-Benz Citaro fuel cell buses were commissioned in Beijing, China.

In January 2006, we secured an $8.3 million contract to service 27 Mercedes-Benz Citaro Ballard fuel cell-powered buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.

MATERIAL PRODUCTS

Our material products activities not only provide a profitable revenue stream, they are strategic to fuel cell development activities.

We are a Tier 1 supplier of friction products to the automotive industry.  In 2005, we continued to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.  In 2006, we were awarded a four-year extension of this contract, valued at approximately $40 million.

Our carbon fibers expertise provides a platform for the development of GDL materials to support our fuel cell technology. We are also a supplier to other companies involved in fuel cell development.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2005	2004	2003

Revenues	$53,733	$81,373	$119,566
Net loss for period	$(86,983)	$(175,407)	$(125,092)
Loss per share	$(0.73)	$(1.48)	$(1.07)

Normalized net loss (1)	$(100,829)	$(132,616)	$(131,009)
Normalized loss per share (1)	$(0.84)	$(1.12)	$(1.12)
Operating cash consumption (1)	$(83,342)	$(85,344)	$(48,480)

Cash, cash equivalents and short-term investments	$233,033	$240,259	$327,112
Total assets	$524,874	$659,171	$834,835

(1)	Normalized net loss, normalized loss per share and operating cash consumption are non-GAAP measures. Please see reconciliation to GAAP in Non-GAAP Measures section below.

2005 RESULTS

Our revenues for the year ended December 31, 2005 were $53.7 million compared to $81.4 million in 2004.  Product revenues decreased $30.2 million or 45% from 2004 and engineering service and other revenue increased $2.6 million or 19% from 2004.  The decrease in product revenues primarily related to lower automotive product deliveries in 2005 reflecting the timing of our customers’ fuel cell vehicle fleet deployments, which mainly occurred in 2003 and 2004.  The increase in engineering service and other revenue resulted from work performed and achievement of milestones under the next generation light-duty fuel cell and electric drive programs and the 1kW residential cogeneration fuel cell development program.

Our normalized net loss (see Non-GAAP Measures) for the year ended December 31, 2005, was $100.8 million, or ($0.84) per share, compared with a normalized net loss of $132.6 million, or ($1.12) per share, in 2004. The decrease in normalized net loss was mainly a result of reduced operating expenses, lower depreciation and amortization and higher investment and other income.

Operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2005 was $83.3 million, compared to $85.3 million in 2004.  Reduced operating expenses were offset by higher outflows for working capital requirements over the prior year.

2004 RESULTS

Our revenues for the year ended December 31, 2004 were $81.4 million compared to $119.6 million in 2003. This decrease included a $12.3 million or 15% decrease in product revenues and a $25.9 million or 65% decrease in engineering service and other revenue. The decrease in product revenues in 2004 primarily related to lower shipments of light and heavy-duty fuel cell engines and related product support services. The decline in engineering service revenue resulted from the completion in 2004 of the development phase of the previous generation light-duty fuel cell engine program and the next generation light-duty fuel cell development program being in its early stages.

Our normalized net loss for the year ended December 31, 2004, was $132.6 million, or ($1.12) per share, compared with a normalized net loss of $131.0 million, or ($1.12) per share, in 2003.  In 2004, lower engineering service and other revenues compared to 2003 were offset by reduced operating expenses and higher gross margins.

Operating cash consumption for the year ended December 31, 2004 was $85.3 million, compared to $39.9 million (excluding business integration and restructuring expenditures) in 2003. This increase in operating cash consumption was primarily due to a $25.9 million decline in engineering service revenue in 2004 and strong foreign exchange gains of $19.2 million in 2003 compared to a foreign exchange loss of $2.1 million in 2004.

SIGNIFICANT DEVELOPMENTS

POWER GENERATION

Residential Fuel Cell Cogeneration:

During September 2005, we completed a transaction with our Japanese partner EBARA and our jointly-owned company, EBARA BALLARD (owned 51% by EBARA and 49% by us) that provides funding for the next generation 1kW residential cogeneration fuel cell stack and system and to establish full manufacturing capability in Japan for our 1kW residential cogeneration fuel cell products.

The following are the key terms of the transaction:

•

We receive $18 million for the ongoing development of the current and next generation 1kW residential cogeneration fuel cells, subject to the completion of the work under the development program. This funding is received between 2005 and 2009.  At December 31, 2005, we have recognized $1.9 million of revenue associated with the development work.

•

We receive an equity investment from EBARA of $11.7 million in two equal payments. The first half of the equity investment was received at closing, with the payment by EBARA to Ballard of $5.9 million in exchange for 1,004,178 of our common shares. The second half of the equity investment will be made in September 2006.

•

EBARA BALLARD gains rights, over time, through an exclusive, royalty-bearing license, payable to us, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cell stacks in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market.  In connection with this license, in addition to ongoing royalties, we receive a license fee of $23.6 million, payable over four years.  The payments, the first of which was received in the fourth quarter of 2005, are accounted for as a reduction in our net investment in EBARA BALLARD.  We also have the right to receive an exclusive, royalty-bearing, worldwide license (outside of Japan) to all improvements developed by EBARA BALLARD.

•	We retained all rights related to stationary cogeneration fuel cell markets outside of Japan.

•

We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD between 2005 and 2008, the first of which occurred in the third quarter of 2005.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.

Other Power Generation:

During 2005, we decided not to pursue further investment in our EcostarTM power converter product line.  The carrying value of our long-lived assets associated with our EcostarTM power converters was reviewed and we concluded that future expected cash flows from these products did not support their carrying value.  As a result, the remaining value of intangible assets of $6.2 million was written-down and capital assets were reduced by $1.2 million to their estimated net realizable value of $0.1 million.  In addition, inventory provisions against EcostarTM power converter inventory were increased by $0.6 million and charged to cost of product revenues.  Previously in 2004, we wrote-down intellectual property of $13.2 million associated with EcostarTM power converter products.

AUTOMOTIVE

On August 31, 2005, we completed the divestiture of our vehicular fuel cell support system business through the sale of our interest in our German subsidiary, BPSAG, to DaimlerChrysler and Ford, our Vehicular Fuel Cell Alliance partners.  Under the terms of the agreement (the “Acquisition Agreement”):

•

DaimlerChrysler and Ford acquired our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to us an aggregate of 9.0 million of our common shares that they owned, valued at $73.8 million, based on the average quoted market price of our common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled.  The return and cancellation of shares was recorded as a decrease at the historical weighted average share price in share capital of $93.1 million and an increase in contributed surplus of $19.3 million.

•

The existing forward sale agreement, which committed us to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of our common shares to DaimlerChrysler, was cancelled on August 31, 2005.  As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

•

We were reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction.  This payment, net of other purchase price adjustments, was $29.3 million and was included as part of the $18.3 million gain recorded during the year.

•	We received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•

We released Ford from any future obligations to us under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to us of approximately 3.0 million of our common shares owned by Ford valued at $12.5 million.  As this was a non-monetary related party transaction, the returned shares were recorded as a decrease in share capital of $31.1 million and an increase in contributed surplus of $31.1 million based on the historical weighted average share price.

At closing, the parties also signed the Fourth Alliance Agreement, a bus service agreement (the “Bus Services Agreement”) and agreements for the next generation automotive fuel cell and fuel cell vehicle electric drive development programs. Changes to the Alliance under the Fourth Alliance Agreement from the existing Third Alliance Agreement primarily reflect the transfer of BPSAG to DaimlerChrysler and Ford and provide each of the parties with greater flexibility while respecting the principles upon which the Alliance is based.  Under the Fourth Alliance Agreement, we continue to be responsible for the research, development and manufacture of vehicular fuel cells for each of DaimlerChrysler and Ford, while DaimlerChrysler and Ford are jointly responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant).

Under the Bus Services Agreement, we provide field support and warranty services for 36 demonstration fuel cell buses in Europe, Australia and China through 2007. This contract is worth approximately $3.6 million in revenue to us, $1.6 million of which has been recognized to date.  The development agreement for the next generation fuel cell product provides for funding to us of up to $37 million, subject to our completion of work and achievement of technical milestones, of which $6.2 million was recognized as revenue in 2005.  The development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work, of which $7.4 million was recognized as revenue in 2005. This excludes product revenues expected from these programs.

During 2004 we recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG based on the estimated proceeds to be received.  Due to longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18.3 million was recorded in 2005, resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4.8 million.

CORPORATE

During September 2005, we implemented initiatives to extend the life of our existing cash resources through a targeted 12% reduction in year-over-year operating expenses. The savings have been achieved through reductions in discretionary spending and elimination of approximately 100 full-time positions at our facilities in Vancouver, Lowell and Dearborn. Roughly half of these reductions were implemented through normal attrition and elimination of open positions. This 12% reduction in operating expenses is in addition to the cost savings realized through the sale of BPSAG as described above.  We recorded a one-time charge during the year of $1.7 million with respect to the position reductions.

In December 2004, we exercised a call notice, which required DaimlerChrysler and Ford to invest CAD$55 million in our common shares. The investment was completed in January 2005 in exchange for the issuance of 4,457,545 of our common shares.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to the consolidated financial statements.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones on the completion of certain work programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the percentage of completion method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized.

During the years ended December 31, 2005 and 2004, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the years ended December 31, 2005 and 2004 were reduced by a net amount of $10.5 million and $9.2 million, respectively.  The majority of our warranty provision is for automotive-related fuel cell products and the adjustments are driven by contractual expirations, lower operating hours, and better than expected lifetime for our light and heavy-duty fuel cell modules.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2005 and 2004, inventory provisions of $1.2 million and $5.6 million, respectively, were recorded as a charge to cost of product revenues.  Included in 2005, was a $0.6 million write-down for inventory related to our EcostarTM power converters, as discussed above.  Inventory provisions for 2004 included a $3.1 million inventory provision related to our Nexa® and Nexa®RM Series fuel cell modules and a $1.3 million provision related to our AirGenTM fuel cell generator.

Investments

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the year ended December 31, 2004, we recorded a write-down of our investment in QuestAir Technologies Inc. (“Questair”) of $2.5 million.

Intangible Assets and Goodwill

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

During the years ended December 31, 2005 and 2004 we wrote-down the carrying value of intellectual property related to our EcostarTM power converter products by $6.2 million and $13.2 million, respectively.  During 2004, we also recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill and a $0.4 million write-down of intangible assets associated with our AirGenTM fuel cell generator.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In 2005, we adopted CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”).  We have identified potential VIEs and determined that we have no relationships with legal entities that meet the definition of a VIE and therefore the adoption of AcG-15 did not have a significant impact on our consolidated financial statements.

On January 27, 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued CICA Handbook Section 1530 Comprehensive Income, Section 3855 Financial Instruments – Recognition and Measurement, and Section 3865 Hedges.  These standards will be effective for us from January 1, 2007.  The impact of implementing these new standards are not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2005 were $53.7 million, a $27.6 million or 34% decrease from 2004, primarily reflecting a decrease in product revenues from the Automotive market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Years Ended December 31

	2005			2004			2003

(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total

Automotive	$18,893	$14,426	$33,319	$50,167	$13,798	$63,965	$63,078	$39,738	$102,816
Power Generation	6,774	1,941	8,715	4,432	—	4,432	3,406	—	3,406
Material Products	11,699	—	11,699	12,976	—	12,976	13,344	—	13,344

	$37,366	$16,367	$53,733	$67,575	$13,798	$81,373	$79,828	$39,738	$119,566

Automotive product revenues for the year ended December 31, 2005, decreased by $31.3 million or 62% compared to 2004.  Revenues in 2004 were higher as we completed the majority of product deliveries under the previous generation light-duty fuel cell engine program.  Revenues in 2004 also included shipments of light-duty fuel cells to non-alliance OEM’s and heavy-duty fuel cell engines to customers in California and China.  There were no heavy-duty fuel cell engine sales in 2005.

Automotive engineering service and other revenue primarily reflects the achievement of predefined development milestones of our development programs for our customers, the related costs of which are included in research and development expenses. The increase in engineering service revenue for 2005 resulted from commencement of revenues under the next generation light-duty fuel cell engine and electric drive programs in the second half of 2005 and the completion of the development phase of the previous generation light-duty fuel cell engine program in the first half of 2004.

Power Generation product revenues for the year ended December 31, 2005, increased by $2.3 million, or 53%, compared to 2004, due to higher sales volumes of our 1kW residential cogeneration fuel cells and Ecostar™ power converters.  Power Generation engineering service revenue in 2005 was a result of the commencement of revenues from our next generation 1kW residential cogeneration fuel cell program and reflects the percentage of completion of our development programs for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for the year ended December 31, 2005, decreased by $1.3 million, or 10%, as compared to 2004, due primarily to lower production volumes for automotive OEM’s resulting in lower demand for carbon fiber products.

We expect overall revenues for 2006 to increase to between $55 and $65 million compared to $53.7 million in 2005.  Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to improve in 2006 as our programs advance and we continue to meet our customer milestones.  In addition, we expect to see increased engineering service revenue from our next generation 1kW residential cogeneration fuel cell program.  Automotive and power generation product revenues for 2006 are expected to be comparable to 2005.  For power generation, increased sales of our 1kW residential cogeneration fuel cells and Mark9 SSL™ fuel cells will be offset by lower sales of our EcostarTM power converters.  Material product revenues are also expected to be slightly higher in 2006.

Revenues for the year ended December 31, 2004 were $81.4 million, a $38.2 million or 32% decrease from 2003.  Automotive product revenues for the year ended December 31, 2004, decreased by $12.9 million or 20% compared to 2003. Revenues in 2003 were higher primarily due to the timing of product deliveries under the previous generation light-duty fuel cell engine program and lower heavy duty fuel cell bus engine revenues. The lower fuel cell bus engine revenues reflect the completion of product deliveries for the European Fuel Cell Bus Project during 2003, partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China.

The significant decline in engineering service revenue for the year ended December 31, 2004, as compared to 2003, resulted from the development phase of the previous generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine program being in the early stages.

Power Generation revenues for the year ended December 31, 2004, increased by $1.0 million, or 30%, compared to 2003, due to higher volumes of our 1kW residential cogeneration fuel cell, Ecostar™ power converters, and sales of an early version of our Mark9 SSL™ fuel cell.

Material Products revenues for the year ended December 31, 2004, decreased by $0.4 million, or 3%, as compared to 2003, due primarily to slightly lower demand for carbon fiber products.

Cost of product revenues for the year ended December 31, 2005 was $31.3 million, a decrease of $28.3 million or 48% compared to 2004. The decrease in cost of product revenues primarily resulted from lower product sales in 2005 and a $3.1 million inventory write-down in 2004 related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products.  Cost of product revenues was also affected by the reduction of warranty provisions of $10.5 million in 2005 compared to $9.2 million in 2004.  The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light and heavy-duty fuel cell modules.

Cost of product revenues for the year ended December 31, 2004 was $59.6 million, a decrease of $16.5 million or 22% compared to 2003. The decrease in cost of product revenues primarily resulted from lower product sales and a reduction of warranty provisions of $9.2 million in 2004 compared to only $7.2 million in 2003, partially offset by inventory write-downs related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products.  The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light and heavy-duty fuel cell modules.

Research and product development expenses for the year ended December 31, 2005 were $75.5 million, a decrease of $16.2 million or 18%, compared to 2004. The decrease was primarily due to reduced spending on our light-duty fuel cell program due to the early stages of our next generation automotive fuel cell program.  We also incurred lower expenditures on system-related expenditures as a result of the completion of our sale of BPSAG in August 2005 and also reduced spending on Nexa®, Nexa® RM and Airgen™ fuel cell generators during 2005.  The above decreases in research and product development expenditures were partly offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar, during 2005 compared to 2004.  Overall for 2006, we expect research and product development costs to decrease.  The primary driver of lower research and product development costs is our sale of BPSAG, which during 2005, recorded $16.2 million of research and development costs (2004 - $30.5 million).  Offsetting this anticipated decrease for 2006, we expect total expenditures for our next generation light-duty fuel cell engine and electric drive programs and the next generation 1kW residential cogeneration fuel cell program to increase in 2006.

Included in research and product development expenses for the year ended December 31, 2005 were costs of $22.5 million, related to our achievement of predefined milestones and performance of development work for our customers under the previous and next generation automotive and power generation development programs for which we earned engineering service revenue.

Research and product development expenses for the year ended December 31, 2004 were $91.7 million, a decrease of $12.1 million or 12%, compared to 2003. The decrease was primarily due to the completion of our previous generation light-duty and heavy-duty fuel cell engine development programs, and the positive impact of cost reduction initiatives and restructuring activities.  The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2004, compared to the same period in 2003.  Included in research and product development expenses for the year ended December 31, 2004 were costs of $12.5 million related to our achievement of predefined milestones for which we earned engineering service revenue under our previous generation light-duty fuel cell engine development program.

General and administrative expenses for the year ended December 31, 2005 were $17.5 million, an increase of $1.9 million or 12% compared to 2004. The increase was primarily due to severance and consulting costs incurred in 2005, the effect of a stronger Canadian dollar relative to the U.S. dollar and the reversal of a portion of provisions for bonuses in 2004.  Partially offsetting these increases was the decline in general and administrative expenses due to the sale of BPSAG during the third quarter of 2005 and additional cost reduction initiatives that were implemented in September 2005.

General and administrative expenses for the year ended December 31, 2004, were $15.7 million, a decrease of $2.0 million or 12%, compared to 2003. The primary reason for the decrease was the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Marketing expenses for the year ended December 31, 2005, were $8.0 million, a $2.0 million or 20% decrease from marketing expenses in the same period of 2004. The decrease in marketing expenses reflects reduced headcount, partly due to the sale of BPSAG in 2005, and lower travel expenditures.

Marketing expenses for the year ended December 31, 2004, were $10.0 million, a $0.6 million or 6% increase from marketing expenses in the same period of 2003. The increase in marketing expenses reflects increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Depreciation and amortization was $26.1 million for the year ended December 31, 2005, a decrease of $14.0 million or 35% as compared to 2004.  In accordance with Canadian and U.S. GAAP, in July 2004 we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale.  Lower intangible asset balances in 2005, due to certain write-downs at the end of 2004 and during 2005, also contributed to lower depreciation and amortization.

Depreciation and amortization was $40.1 million for the year ended December 31, 2004, a decrease of $6.3 million or 14% as compared to 2003.  As discussed above, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale in 2004, which accounted for the decline year over year.

Investment and other income was $11.2 million for the year ended December 31, 2005, compared to $3.7 million in 2004.

The following table provides a breakdown of our investment and other income and foreign exchange gain or losses for the reported periods:

	Years Ended December 31

(Expressed in thousands of U.S. dollars)	2005	2004	2003

Investment and other income	$7,814	$5,732	$10,000
Foreign exchange gain (loss)	3,339	(2,062)	19,191

	$11,153	$3,670	$29,191

Investment and other income, excluding foreign exchange gain (loss), was $7.8 million for the year ended December 31, 2005, an increase of $2.1 million or 36% compared to 2004. The increase was primarily due to higher Canadian and U.S. interest rates earned on our cash equivalents and short-term investments.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the year ended December 31, 2005, a foreign exchange gain of $3.3 million compares to a foreign exchange loss of $2.1 million in 2004.  Through 2005, the Canadian dollar strengthened 3%, increasing the value of our Canadian-denominated net monetary assets, and the Euro weakened 13%, decreasing the value of our Euro-denominated net monetary liabilities, both of which contributed to the recorded foreign exchange gain.  This compares to a loss in 2004 that was primarily driven by a 3.7% decline in the Canadian dollar during the first two quarters of 2004, relative to the U.S. dollar, when Canadian net monetary balances were higher than they were for the third and fourth quarters of 2004.  While most of our revenue contracts are in U.S. dollars, our expenditures in Canada are subject to the effect of exchange rate movements. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

The year-over-year decrease in investment and other income in 2004 over 2003 was primarily due to lower interest rates and lower average cash balances.   The year-over-year decrease in foreign exchange is a result of an increase of 18.2% in the Canadian dollar, relative to the U.S. dollar, on higher balances of Canadian-denominated net monetary assets.

Loss on disposal and write-down of long-lived assets for the year ended December 31, 2005, were $7.8 million, compared to $17.7 million in 2004.  The 2005 loss was primarily due to write-downs of intellectual property and capital assets related to our EcostarTM power converter products of $6.2 million and $1.2 million, respectively. The loss for 2004 represents the write-down of EcostarTM power converter products intellectual property of $13.2 million, our investment in QuestAir of $2.5 million, disposals and write-downs of $1.2 million related to plant and equipment and write-downs of our AirGenTM fuel cell generator capital of $0.4 million and intangible assets of $0.4 million.  During 2003, we wrote down all of our investment in nGimat Co. (formerly, MicroCoating Technologies, Inc.) and a portion of our investment in QuestAir for $7.3 million and $5.3 million, respectively, while $0.7 million related to capital asset disposals and write-downs.

Gain (loss) on assets held for sale relates to the assets and liabilities of BPSAG and for the year ended December 31, 2005, was a gain of $18.3 million compared to a loss of $23.1 million in 2004 (2003 – nil).  The 2004 loss on assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company.  In 2005, due to a longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses, a gain of $18.3 million was recorded.

Minority interest for the years ended December 31, 2005 and 2004 was nil, compared to $4.6 million in 2003. During 2005, we disposed of our investment in BPSAG; however, during 2003, we ceased recording the minority interest’s share of the losses of BPSAG as the minority interest’s share of losses exceeded the minority interest’s investment in BPSAG and therefore we began recognizing 100% of the losses of BPSAG in our financial statements.  Also in 2003, we increased our ownership of Ballard Generation Systems Inc. (“BGS”) to 100% with our acquisition of FirstEnergy’s equity interest in BGS.

Business integration and restructuring costs for the years ended December 31, 2005 and 2004, were nil compared to $8.8 million in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $233.0 million as at December 31, 2005, a decrease of $7.2 million from the end of 2004. The decrease was driven by net losses (excluding non-cash items) of $59.4 million and higher non-cash working capital requirements of $17.3 million, partly offset by investing inflows of $17.8 million (excluding an increase in short-term investments) and financing activities of $51.7 million. Cash, cash equivalents and short-term investments were $240.3 million as at December 31, 2004, a decrease of $86.9 million from the end of 2003. The decrease was driven by net losses (excluding non-cash items) of $82.4 million and investing outflows of $9.8 million (excluding an increase in short-term investments) partly offset by lower non-cash working capital requirements of $4.1 million and financing activities of $1.2 million.

For the year ended December 31, 2005, working capital requirements resulted in cash outflows of $17.3 million compared to inflows of $4.1 million in 2004. In 2005, lower warranty liabilities, down $9.5 million, were driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our light and heavy-duty fuel cells due to contract expirations and improved lifetime expectancy for our heavy-duty bus fuel cell along with improved reliability for our light-duty fuel cell modules.  Accounts receivable increased by $4.4 million due to the timing of revenues and collection, while deferred revenues increased $3.0 million, representing the receipt of engineering and service and other revenue, prior to the revenue being earned.  Cash flows from accounts payable increased $1.4 million as a result of timing of payments and higher accrued liabilities.  Inventory increased $0.8 million as we increased inventory purchases for our carbon fiber business in order to secure raw materials for future production requirements.  Working capital requirements related to assets and liabilities held for sale of $2.0 million represent changes in the non-cash working capital of BPSAG.

For the year ended December 31, 2004, working capital requirements resulted in cash inflows of $4.1 million compared to $9.7 million in 2003. In 2004, accounts receivable declined by $4.2 million due primarily to lower sales, inventory declined by $7.6 million due to the timing of product shipments and inventory provisions, and accrued warranty liabilities increased $1.2 million due to product shipments partially offset by the reversal of light and heavy-duty warranty provisions. These decreases in working capital requirements were partly offset by a $2.8 million decline in accounts payable and accrued liabilities due to lower expenditures. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG which increased during the year primarily due to the build-up of inventory for automotive customer deliveries, reduced warranty liabilities due to the reduction of light-duty fuel cell warranty obligations and lower accounts payable and accrued liabilities due to reduced spending, partly offset by lower accounts receivable due to reduced revenues.

Investing activities resulted in cash outflows of $14.8 million for the year ended December 31, 2005, compared to $12.3 million in 2004.  Changes in short-term investments resulted in an outflow of $32.6 million in 2005.  Balances changed between cash equivalents and short-term investments, as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  This outflow was partly offset by an inflow of $21.5 million as we received proceeds, net of acquisition costs, from the sale of BPSAG.  The decrease in other long-term assets for the year ended December 31, 2005 primarily represents the collection of a long-term convertible note.

For the year ended December 31, 2004, investing activities resulted in cash outflows of $12.3 million, compared to cash inflows of $82.1 million in 2003. The primary reason for the swing between the two years was changes in short-term investments, which are primarily driven by our investment decisions, as discussed above.  The increase in investments for the year ended December 31, 2004, represents cash investments in our associate company, EBARA BALLARD, and Chrysalix Energy Limited Partnership (“Chrysalix”) of $1.7 million and $1.1 million, respectively. In 2003, we made investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix.

Financing activities resulted in cash inflows of $51.7 million for the year ended December 31, 2005, compared to $1.2 million in 2004.  The cash inflows for 2005 reflect $44.9 million in equity funding received in January 2005 from DaimlerChrysler and Ford and $5.8 million in equity funding received in September 2005 from EBARA, as well as $1.2 million of funds received from ALSTOM Canada Inc. to release a contractual trading restriction on our common shares owned by it.  The $1.2 million in cash inflows for 2004 represented net proceeds from the exercise of employee stock options.

As at February 7, 2006, we had 112,750,113 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 4,772,021 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005, we had cash, cash equivalents and short-term investments totaling $233.0 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from recurring sales, established markets and market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering service revenue) is available to support product development activities; license technologies in cases where it is advantageous to the company; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding in the next few years, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain minimum cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with automotive customers; our success in generating revenue growth from near-term product opportunities, such as for cogeneration in Japan and materials handling applications; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

The following table provides pro-forma selected financial results adjusted for the effects of the sale of BPSAG.

	Year ended December 31, 2005		Year ended December 31, 2004

(Expressed in thousands of U.S. dollars)	Pro-Forma(3)	As Reported (1)	Pro-Forma(3)	As Reported

Revenue	$46,453	$53,733	$61,805	$81,373
Operating Expenses(2)	$82,152	$101,047	$84,896	$117,436
Net Loss	$(86,553)	$(86,983)	$(124,065)	$(175,407)

(1) Includes the results of BPSAG for the eight-months ended August 31, 2005
(2) Operating expenses includes research & product development, general and administrative and marketing expenses
(3) Excludes the results of BPSAG and the resulting gains and losses on disposition of BPSAG

Operating cash consumption for 2005 (see Non-GAAP Measures) was $83.3 million including the operations of BPSAG.  BPSAG’s 2005 operating cash consumption was $19.1 million.  Excluding, BPSAG, our operating cash consumption would have been $64.2 million, which is well within the guidance we had provided of $60 to $80 million.

For 2006, with the BPSAG sale completed and the cost reductions anticipated from our restructuring announced in the third quarter of 2005, we expect our operating cash consumption for 2006 to be in the range of $50 to 65 million.

In conjunction with the Acquisition Agreement with DaimlerChrysler and Ford for the sale by us of our interest in BPSAG, the parties also signed agreements for the next generation vehicular fuel cell and fuel cell electric drive programs.  Under the terms of the development agreements, DaimlerChrysler and Ford will jointly provide us with up to $59 million in development funding which we record as engineering service revenue.

The development agreement for the next generation fuel cell product provides for funding to us of up to $37 million, subject to our completion of work and achievement of technical milestones, of which $6.2 million of the revenue has been recognized.  The development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work, of which $7.4 million of the revenue has been recognized. This excludes product revenues expected from these programs.

Through our agreement with EBARA and EBARA BALLARD, we will receive $18 million in engineering service revenue between 2005 and 2009 for the development of our next generation 1kW residential cogeneration fuel cell product, subject to the completion of the work pursuant to technical milestones under the development program.  At December 31, 2005 we had recognized $1.9 million of revenue associated with the development work.  We will also receive an equity investment from EBARA of $11.7 million in two equal payments: one received during 2005, and the other to be received in September 2006.  In addition to ongoing royalties to be paid to us, we will receive a license fee of $23.6 million, payable over four years, with the first payment received in the fourth quarter of 2005.  We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD between 2005 and 2008.  The first equity contribution of $5.7 million occurred in the third quarter of 2005.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities through approximately the end of 2009.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2005, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statement of operations.

We have agreed to pay royalties up to a maximum of $40.1 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies.  The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $1.6 million (Cdn. $1.8 million) in Chrysalix, in which we have a limited partnership interest.  We have also committed to make future capital contributions of $25.3 million to EBARA BALLARD between 2006 and 2008 (see discussion above).

As at December 31, 2005 we had the following contractual obligations and commercial commitments:

	Payments due by period

(Expressed in thousands of U.S. dollars) Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years

Operating leases	$25,644	$2,325	$4,555	$3,679	$15,085
Purchase obligations (1)	515	172	343	—	—
Asset retirement obligations	5,633	—	—	—	5,633

Total contractual obligations	$31,792	$2,497	$4,898	$3,679	$20,718

(1)

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

We also have commitments to purchase $0.7 million of capital assets.  Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained and granted licenses to and from related parties.

Related party transactions are as follows:

	Years Ended December 31

(Expressed in thousands of U.S. dollars)	2005	2004	2003

Transactions during the year with related parties:
Revenues from products, engineering services and other	$32,890	$46,898	$78,322
Purchases	792	1,759	1,800
Contract research and development expenditures	268	768	1,227

During 2005, based on terms described in our Significant Developments section, we sold our interest in BPSAG to DaimlerChrysler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our next generation 1kW residential cogeneration fuel cell development program.

During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million. We also acquired intellectual property of $2.4 million in each of 2003 and 2002 from DaimlerChrysler in exchange for our common shares.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005

Product revenues	$10,498	$7,631	$8,657	$10,580
Engineering service and other revenue	7,169	8,496	294	408

Total revenue	$17,667	$16,127	$8,951	$10,988
Net loss	$(16,146)	$(8,893)	$(29,498)	$(32,446)
Net loss per share	$(0.14)	$(0.07)	$(0.24)	$(0.26)
Weighted average common shares outstanding (000s)	112,725	119,779	123,678	122,732

	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004

Product revenues	$17,023	$21,923	$15,407	$13,222
Engineering service and other revenue	3,511	1,707	5,763	2,817

Total revenue	$20,534	$23,630	$21,170	$16,039
Net loss	$(55,108)	$(52,581)	$(30,555)	$(37,163)
Net loss per share	$(0.46)	$(0.44)	$(0.26)	$(0.31)
Weighted average common shares outstanding (000s)	118,694	118,515	118,385	118,245

Three Months Ended December 31, 2005 and 2004: Our net loss for the quarter ended December 31, 2005 was $16.1 million or $(0.14) per common share, a $39.0 million or 71% decrease from 2004.  The lower loss in 2005 primarily resulted from a $16.2 million decrease in loss on disposal and write-down of long-lived assets, a $10.6 million decrease in research and development expenses, a $3.7 million improvement in engineering, service and other revenue and a $10.6 million decline in cost of product revenue offset by a $6.5 million decrease in product revenues.  Loss on disposal and write-down of long-lived assets for 2004 primarily consisted of a $13.2 million write-down of intellectual property relating to our EcostarTM power converter products and a $2.5 million write-down of our QuestAir investment.  Research and development expenses declined for the quarter ended December 31, 2005 from the prior year as a result of our sale of BPSAG in August 2005.  Product revenues were lower in the fourth quarter of 2005 as a result of heavy-duty fuel cell bus program deliveries in the corresponding quarter of 2004 to a customer in China, lower shipments of our previous generation light-duty fuel cell engines and the elimination of system-related revenues subsequent to our disposal of BPSAG.  Normalized net loss (see Non-GAAP Measures) for the quarter ended December 31, 2005 was $16.3 million or $(0.14) per common share compared to $38.4 million or $(0.32) per common share for the same period in 2004.

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

•

Product revenues: Product revenues for the four quarters of 2005 were lower than the corresponding prior year’s quarters and were a result of shipments through 2004 for product deliveries related to our heavy-duty fuel cell bus program to customers in California and China, and higher shipments in 2004 of our previous generation light-duty fuel cell engines.  As a result of our sale of BPSAG, there were no system-related product revenues (see above) in the fourth quarter of 2005.

•

Engineering service and other revenue: Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first and second quarters of 2005, due to the completion of the previous generation light-duty fuel cell engine development program while the commencement of revenues under the next generation vehicular fuel cell and electric drive program was reflected in the increase in engineering service revenue in the third and fourth quarters of 2005.  The fourth quarter of 2005 was also positively affected by the commencement of revenues from our next generation 1kW residential cogeneration fuel cell development program.

•

Gain (loss) on assets held for sale:  The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale related to the sale of BPSAG.  The net loss for the third quarter of 2004 was impacted by a $23.1 million loss related to the same transaction.

•

Loss on disposal and write-down of long-lived assets:  The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our Ecostar™ power converter. The net loss for the fourth quarter of 2004 and the fourth quarter of 2003 also reflects write-downs of investments of $2.5 million and $5.3 million, respectively.

•

Operating expenditures:  For each quarter of 2005 and 2004, quarterly operating expenditures decreased relative to the corresponding periods in prior years, primarily due to the winding-down of the previous generation light-duty fuel cell engine program and the benefits of cost reduction initiatives and restructuring activities.  Operating expenditures in the fourth quarter of 2005 also decreased compared to 2004 as the activities of BPSAG were no longer included in the fourth quarter 2005 results.

•

Depreciation and amortization: Depreciation and amortization in 2005 and the third and fourth quarters of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale.  Depreciation and amortization in 2005 was also lower because of write-downs of intellectual property in December 2004 and September 2005.

RISKS & UNCERTAINTIES

The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2005 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

•	We have incurred, and expect to incur, substantial losses.

•	We cannot assure you that we will be able to successfully execute our business plan.

•	Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

•	A mass market for our products may never develop or may take longer to develop than we anticipate.

•	We have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems on a commercial basis.

•	We are dependent on third party suppliers for the supply of key materials and components for our products.

•	We are dependent upon OEMs and systems integrators to purchase certain of our products.

•	We are dependent on our relationships with our partners in the Vehicular Alliance.

•	Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

•	Regulatory changes could hurt the market for our systems and products.

•	Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

•	We depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success.

•	We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

•	We currently face and will continue to face significant competition.

•	We could lose or fail to attract the personnel necessary to run our business.

•	Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interest of our shareholders.

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•	Our products use inherently dangerous, flammable fuels, which could subject us to product liability claims.

Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).  These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND CHANGES TO INTERNAL CONTROLS

We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to Ballard is disclosed on a timely basis.  We have reviewed our disclosure controls and concluded that they were effective during the reporting period.

During 2005 there were no changes to our internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

	Year ended December 31

(Expressed in thousands of U.S. dollars) Normalized Net Loss	2005	2004	2003

Reported net loss	$(86,983)	$(175,407)	$(125,092)
Foreign exchange (gains) losses	(3,339)	2,062	(19,191)
Loss on disposal and write-down of long-lived assets	7,787	17,678	13,274
(Gain) loss on assets held for sale	(18,294)	23,051	—

Normalized net loss	$(100,829)	$(132,616)	$(131,009)

Normalized net loss per share	$(0.84)	$(1.12)	$(1.12)

	Three months ended December 31

(Expressed in thousands of U.S. dollars) Normalized Net Loss	2005	2004

Reported net loss	$(16,146)	$(55,108)
Foreign exchange (gains) losses	262	398
Loss on disposal and write-down of long-lived assets	70	16,271
(Gain) loss on assets held for sale	(513)	—

Normalized net loss	$(16,327)	$(38,439)

Normalized net loss per share	$(0.14)	$(0.32)

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

	Year ended December 31

(Expressed in thousands of U.S. dollars) Operating cash consumption	2005	2004	2003

Cash used by operations	$(76,729)	$(78,257)	$(42,766)
Additions to property, plant and equipment	(6,613)	(7,087)	(5,714)

Operating cash consumption	$(83,342)	$(85,344)	$(48,480)